UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)
The NASDAQ OMX Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
631103 10 8
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103 10 8 Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) (VOLUNTARY)
Silver Lake Partners TSA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	10,539,614*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	10,539,614*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,539,614*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.3% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* As of December 31, 2010.  As of the date of filing of this statement, the Reporting Person owns no shares of Common Stock.
** Based on 197,845,583 shares of Common Stock issued and outstanding as of October 27, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission on November 3, 2010.

CUSIP No. 631103 10 8 Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) (VOLUNTARY)
Silver Lake Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	10,539,614*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	10,539,614*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,539,614*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.3% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* As of December 31, 2010.  As of the date of filing of this statement, the Reporting Person owns no shares of Common Stock.
** Based on 197,845,583 shares of Common Stock issued and outstanding as of October 27, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission on November 3, 2010.

CUSIP No. 631103 10 8 Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) (VOLUNTARY)
Silver Lake Partners II TSA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	10,539,614*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	10,539,614*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,539,614*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.3% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* As of December 31, 2010.  As of the date of filing of this statement, the Reporting Person owns no shares of Common Stock.
** Based on 197,845,583 shares of Common Stock issued and outstanding as of October 27, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission on November 3, 2010.

CUSIP No. 631103 10 8 Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) (VOLUNTARY)
Silver Lake Technology Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	10,539,614*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	10,539,614*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,539,614*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.3% **
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* As of December 31, 2010.  As of the date of filing of this statement, the Reporting Person owns no shares of Common Stock.
** Based on 197,845,583 shares of Common Stock issued and outstanding as of October 27, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed with the Securities and Exchange Commission on November 3, 2010.

CUSIP No. 631103 10 8 Page 6 of 10 Pages

Schedule 13G

Item 1(a).     Name of Issuer:

The NASDAQ OMX Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

One Liberty Plaza
New York, NY  10006

Item 2(a)      Name of Persons Filing:

This statement is being filed by Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Silver Lake Partners II TSA, L.P. and Silver Lake Technology Investors II, L.P. (each, a “Reporting Person” and, together, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office:

For each Reporting Person:  2775 Sand Hill Road, Suite 100, Menlo Park, CA  94025

Item 2(c)      Citizenship or Place of Organization:

Of each Reporting Person:  Delaware

Item 2(d)      Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)      CUSIP Number:

631103 10 8

Item 3.	For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c).

Not Applicable

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

CUSIP No. 631103 10 8 Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Exhibit B

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.       Certification

Not Applicable.

CUSIP No. 631103 10 8 Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

SILVER LAKE PARTNERS TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director

SILVER LAKE INVESTORS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director

SILVER LAKE PARTNERS II TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director

SILVER LAKE TECHNOLOGY INVESTORS II, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director

CUSIP No. 631103 10 8 Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  February 11, 2011

SILVER LAKE PARTNERS TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director

SILVER LAKE INVESTORS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director

SILVER LAKE PARTNERS II TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director

SILVER LAKE TECHNOLOGY INVESTORS II, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director

CUSIP No. 631103 10 8 Page 10 of 10 Pages

EXHIBIT B

Identification and Classification of Members of the Group

Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Silver Lake Partners II TSA, L.P. and Silver Lake Technology Investors II, L.P. are filing this statement on Schedule 13G as a group.

Silver Lake Partners TSA, L.P. is a Delaware limited partnership.  Its general partner is Silver Lake Technology Associates, L.L.C., a Delaware limited liability company.

Silver Lake Investors, L.P. is a Delaware limited partnership.  Its general partner is Silver Lake Technology Associates, L.L.C., a Delaware limited liability company.

Silver Lake Partners II TSA, L.P. is a Delaware limited partnership.  Its general partner is Silver Lake Technology Associates II, L.L.C., a Delaware limited liability company.

Silver Lake Technology Investors II, L.P. is a Delaware limited partnership.  Its general partner is Silver Lake Technology Associates II, L.L.C., a Delaware limited liability company.